Exhibit 99.1

Geac Confirms Crescendo Has Dropped Proxy Contest

MARKHAM, Ontario and SOUTHBOROUGH, MA, September 8, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today confirmed that it has entered into an agreement with Crescendo Investments II, LLC on behalf of Crescendo Partners II, L.P., Series F (“Crescendo Partners”) under which Crescendo Partners has ended its proxy solicitation.

Under the terms of the agreement, Crescendo Partners has withdrawn its director nominees, Eric Rosenfeld and Dennis Conroy, for election at Geac’s September 13, 2005 Annual General Meeting of Shareholders.  Crescendo Partners has agreed to vote its shares in favour of all of the eight current directors nominated for reelection.

Geac has agreed to evaluate Mr. Rosenfeld’s suitability as a potential future addition to the Board of Directors under its existing corporate governance procedures and to complete such evaluation by November 30, 2005.

Until the evaluation process is completed, Crescendo Partners is prohibited from engaging in certain activities.  It may not, directly or indirectly, alone, jointly or in concert with others, in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any Geac common shares or options or other rights with respect thereto, enter into any discussions, negotiations, arrangements or understanding with any other person with respect to the acquisition by Crescendo Partners, directly or indirectly, of such securities, disclose any intention, plan or arrangement inconsistent with such an acquisition, or advise, assist or encourage any other person in connection with the acquisition by Crescendo Partners, directly or indirectly, of such securities.  In addition, Crescendo Partners will not initiate any legal proceedings in connection with the proxy solicitation for the Annual Meeting or the results of the Meeting.

C. Kent Jespersen, Non-Executive Chairman of Geac, said, “We are gratified by the widespread support of our shareholders and independent proxy advisory firms, and pleased to have been able to reach an agreement with Crescendo which will prevent further distraction from a contested election or its aftermath.  Our Board and management will continue to work on behalf of all of our shareholders to increase shareholder value and build on the success of the Company.”

The full text of the letter agreement between the parties follows:

September 8, 2005

Mr. C. Kent Jespersen
Chairman of the Board
Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3E 9T8

Dear Mr. Jespersen:

Further to our discussions, I confirm that Crescendo Partners has agreed to withdraw its two director nominees, Messrs. Eric Rosenfeld and Dennis Conroy, from consideration at the Annual Meeting of Shareholders of Geac Computer Corporation Limited scheduled to be held on Tuesday, September 13, 2005.  We will vote at the Annual Meeting for the election of each of the current Board members, including Messrs. Michael D. Marvin and Robert L. Sillcox, in return for our mutual agreement on the matters described below.

Over the last few weeks, it has become clear to us that we agree on many more things than we disagree on.  The Company has disclosed publicly that it has been working with Bear Stearns & Co. over the last several months to explore a wide range of strategic alternatives to enhance shareholder value.  In addition, the Company has stated publicly that it will not overpay for acquisitions.  We are pleased by these statements.  We confirm our previous comments that Crescendo is completely satisfied with the performance of the Company’s President and Chief Executive Officer, Charles S. Jones.  We agree to reasonably consider any proposals or transactions that arise from your strategic review process which the Board recommends are in the best interests of shareholders.

We respect Geac’s corporate governance procedures.  By this letter, we are formally requesting in writing that your Board’s Corporate Governance and Nominating Committee give full and proper consideration to the appointment of Mr. Eric Rosenfeld to the Board of Directors.  We understand that we have the commitment of the Board and the Corporate Governance and Nominating Committee that they will approach Mr. Rosenfeld’s candidacy with open minds and that they will conduct their review with full and proper consideration.  We also understand that neither the Board nor the Corporate Governance and Nominating Committee has made any determination regarding the suitability of Mr. Rosenfeld to serve as a director of the Company.  We understand that the Board and the Corporate Governance and Nominating Committee will begin their review as soon as practicable and will complete their review and advise us as to their conclusion in a timely manner, and in any case by November 30, 2005.

Pending the earlier of completion of the review procedures and November 30, 2005, we shall not, directly or indirectly, alone, jointly or in concert with others, in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any Geac common shares or options or other rights with respect thereto, enter into any discussions, negotiations, arrangements or understanding with any other person with respect to the acquisition by us, directly or indirectly, of such securities, disclose any intention, plan or arrangement inconsistent with such an acquisition, or advise, assist or encourage any other person in connection with the acquisition by us, directly or indirectly, of such securities.

We confirm that we will not initiate any legal proceedings in connection with the proxy solicitation for the Annual Meeting or the results of the Meeting.

We will issue a press release today in respect of this letter and you will as soon as practicable thereafter today issue a press release in respect of this letter.  The press releases shall be as mutually agreed in advance.  Without the prior approval of the other party, neither of us will issue any other press release regarding this letter unless otherwise required by law.

Yours very truly,

CRESCENDO PARTNERS II, L.P. SERIES F

By:	/s/ ER
Eric Rosenfeld

AGREED AND ACCEPTED

GEAC COMPUTER CORPORATION LIMITED

By:	/s/ CKJ
C. Kent Jespersen

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

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For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at (212) 687-8080